Exhibit 99.B(d)(5)(vi)

AMENDED APPENDIX A

TO

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

DIRECTED SERVICES LLC

AND

CLEARBRIDGE ADVISORS, LLC

Portfolios	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Legg Mason Partners Aggressive Growth Portfolio

0.35% on combined assets of these Portfolios
below $500 million;
0.30% on combined assets of these Portfolios
from $500 million to $2 billion;
0.25% on combined assets of these Portfolios
in excess of $2 billion